February 28, 2007

Mail Stop 4561

Mr. Larry Colton
Chief Financial Officer
eAutoclaims, Inc.
110 E. Douglas Road
Oldsmar, FL 34677

Re: eAutoclaims, Inc.
        Form 10-K for the year ended July 31, 2006
        Filed October 31, 2006
        File No. 0-23903

Dear Mr. Colton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 31, 2006

Financial Statements

Note 6 – Purchase and Sale of Building, page F-12

1.   We note that the net result of the December 2005 purchase and sale transaction, after deducting applicable expenses, was a gain to the Company of $756,943. Please tell us whether you accounted for the sale of the facility to the third party as a sale-leaseback transaction pursuant to SFAS 98. In your response, explain

how you considered SFAS 98 in your gain recognition and quantify the portion of the net gain recognized that is attributed to the sale-leaseback transaction. Finally, please cite any relevant terms of the new lease agreement that are not apparent from your disclosure.

Note 9 – Stockholders' Equity, page F-15

2.   Please explain to us why the $475,829 was not recorded as an expense as it appears to relate to a guaranteed volume under a subscription agreement.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant